Exhibit 4.1

SUPPLEMENTAL INDENTURE

PHARMANET DEVELOPMENT GROUP, INC.

AND

U.S. BANK NATIONAL ASSOCIATION,
AS TRUSTEE
_______________

Supplemental Indenture
Dated as of March 30, 2009

Supplementing the Indenture
Dated as of August 11, 2004
_______________

2.25% Convertible Senior Notes due 2024

THIS SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of March 30, 2009, by and between PharmaNet Development Group, Inc., a Delaware corporation (the “Company”) and U.S. Bank National Association, as trustee (the “Trustee”), under the Indenture, dated as of August 11, 2004 (as amended and supplemented, the “Indenture”). Terms used herein but not otherwise herein defined have the meanings assigned to them in the Indenture.

WITNESSETH:

WHEREAS, the Company and the Trustee have heretofore executed and delivered the Indenture providing for the issuance by the Company of 2.25% Convertible Senior Notes due 2024 (the “Notes”);

WHEREAS, the Company is a party to an Agreement and Plan of Merger, dated as of February 3, 2009 (the “Merger Agreement”), by and among JLL Pharmanet Holdings, LLC, a Delaware limited liability company (“Parent”), PDGI Acquisition Corp., a Delaware corporation and wholly-owned indirect subsidiary of Parent (the “Purchaser”), and the Company, pursuant to which the Purchaser merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned indirect subsidiary of Parent;

WHEREAS, the Merger became effective at [•] p.m., Eastern time, on March 30, 2009 (the “Effective Time”) and, from and after the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Common Stock owned by the Company, Parent, the Purchaser (prior to the Merger) or any of their respective subsidiaries and Common Stock held by dissenting holders of Common Stock who properly exercise appraisal rights under Delaware law), by virtue of the Merger and without any action on the part of the holders of the Common Stock, was cancelled in exchange for the right to receive $5.00 per share, net to the seller in cash, without interest and subject to any withholding taxes;

WHEREAS, Section 10.12 of the Indenture provides that, in connection with the Merger, the Company shall execute with the Trustee a supplemental indenture providing that each Note shall be convertible into the kind and amount of consideration receivable by a holder of a number of shares of Common Stock issuable upon conversion of such Notes immediately prior to the Merger assuming such holder of Common Stock did not exercise his rights of election, if any, as to the kind or amount of consideration receivable upon the Merger, which supplemental indenture shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in Article 10 of the Indenture;

WHEREAS, Section 9.01(i) of the Indenture provides that the Company may, from time to time, and at any time enter into a supplemental indenture without the consent of the holders of the Notes to make provisions with respect to Section 10.12 of the Indenture;

WHEREAS, the Company has heretofore delivered or is delivering contemporaneously herewith to the Trustee (i) copies of resolutions of the Board of Directors of the Company authorizing the execution of this Supplemental Indenture, (ii) the Officers’ Certificate and (iii) the Opinion of Counsel, as described in Sections 10.12 and 11.04 of the Indenture; and

WHEREAS, all other acts and proceedings required by law and the Indenture necessary to authorize the execution and delivery of this Supplemental Indenture and to make this Supplemental Indenture a valid and binding agreement for the purposes expressed herein, in accordance with its terms, have been complied with or have been duly done or performed;

NOW, THEREFORE, in consideration of the foregoing and notwithstanding any provision of the Indenture which, absent this Supplemental Indenture, might operate to limit such action, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE ONE
AMENDMENTS

SECTION 1.01.     Conversion Obligation of the Company. Subject to and upon compliance with the provisions of the Indenture, the conversion obligation of the Company with respect to each $1,000 principal amount of Notes tendered for conversion from and after the Effective Time shall be fixed at an amount in cash equal to $121.71 per $1,000 principal amount, without interest.

SECTION 1.02.     Settlement Upon Conversion. Upon conversion of any Note, subject to and upon compliance with the provisions of the Indenture, as supplemented hereby, the Company shall satisfy the conversion obligation by payment and delivery of cash in an amount equal to the aggregate Conversion Value of the Note(s) so converted.

SECTION 1.03.     Effectiveness. This Supplemental Indenture will become effective and operative and binding upon each of the Company, the Trustee and the holders of the Notes as of the day and year first above written.

ARTICLE TWO
MISCELLANEOUS

SECTION 2.01.     Reference to and Effect on the Indenture. On and after the date of this Supplemental Indenture, each reference in the Indenture to “this Indenture,” “hereunder,” “hereof,” or “herein” shall mean and be a reference to the Indenture as supplemented by this Supplemental Indenture unless the context otherwise requires. The Indenture, as supplemented by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument. Except as specifically amended above, the Indenture shall remain in full force and effect and is hereby ratified and confirmed.

SECTION 2.02.     Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 2.03.     Trust Indenture Act Controls. No modification of any provisions of the Indenture effected by this Supplemental Indenture is intended to eliminate or limit any provision of the Indenture that is required to be included therein by the Trust Indenture Act of 1939, as amended, as in force as of the effectiveness of this Supplemental Indenture.

SECTION 2.04.     Trustee Disclaimer; Trust. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Issuers, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture. The Trustee accepts the trust created by the Indenture, as supplemented by this Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Indenture, as supplemented hereby.

SECTION 2.05.     Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall constitute but one and the same instrument.

SECTION 2.06.     Effect of Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 2.07.     Severability. In case any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, including any amendment or waiver that, pursuant to Section 9.02 of the Indenture, requires the consent of each holder affected, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed all as of the date hereof.

PHARMANET DEVELOPMENT GROUP, INC.

By:	/s/ John P. Hamill
Name:	John P. Hamill
Title:	Executive Vice President and Chief
Financial Officer

U.S. BANK NATIONAL ASSOCIATION, as Trustee
By:	/s/ Michael C. Daly
Name:	Michael C. Daly
Title:	Vice President